Via Facsimile and U.S. Mail
Mail Stop 4720

May 11, 2010

Mr. David B. Greenfield
Executive Vice President and Chief Financial Officer
AXIS Capital Holdings Limited
92 Pitts Bay Road
Pembroke, Bermuda, HM 08

Re: **AXIS Capital Holdings Limited**
        Form 10-K for Fiscal Year Ended December 31, 2009
        Filed on February 22, 2010
        File No. 001-31721

Dear Mr. Greenfield:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Reserve for Losses and Loss Expenses
Potential Volatility in Our Estimates, page 99

1.   The second paragraph indicates that, in establishing IBNR, management records additional IBNR for uncertainties relating to the timing of the emergence of claims. We think that this disclosure may be better suited in the discussion of

IBNR reserving methodology beginning on page 93. If you agree, please consider deleting your current discussion of additional IBNR in the second paragraph on page 99 or revise it to explain how it relates to the volatility displayed in the tables that follow. Also, please revise the IBNR reserving methodology disclosure to describe the additional IBNR and to disclose:

- the amount of additional IBNR included in IBNR in total and by line of business as provided in the table under General beginning on page 90; and

- the specific facts and circumstances that caused you to record the additional IBNR in total and for each line.

In addition, please integrate a discussion of the amounts and reasons for changes in the additional IBNR in your prior period reserve development disclosure beginning on page 53.

Notes to Consolidated Financial Statements
Note 5: Investments
d) Net Realized Investment Gains (Losses), page 150

2. Please revise your disclosure of your other-than-temporary credit-related impairments to include the significant inputs, including quantification of these inputs, used to measure the amount of your credit losses. Please see ASC 320-10-50-8A.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not

foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant